UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               May 1, 2019

  By E-Mail

  Warren S. de Wied, Esq.
  Fried, Frank, Harris, Shriver & Jacobson LLP
  One New York Plaza
  New York, NY 10004

          Re:     Verint Systems Inc.
                  Preliminary Proxy Statement filed by Neuberger Berman
Investment
                    Advisers LLC, Neuberger Berman Investment Advisers Holdings LLC,
                    Neuberger Berman Group LLC, NBSH Acquisition LLC, Scott
Hoina,
                    Benjamin Nahum, Amit Solomon, Beatriz V. Infante, Mark N. Greene and
                    Oded Weiss
                  Filed on April 24, 2019
                  File No. 001-34807

  Dear Mr. de Wied:

         We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  Preliminary Proxy Statement

  1. Please revise your proxy statement to provide the disclosure required by Item 1(c) of
          Schedule 14A.

  Cover Letter

  2. Your disclosure that your nominees "...are committed to acting in the best interests of all stockholders" suggests that the current board has not acted or will not act in the best interests of Verint security holders. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
May 1, 2019
Page 2

       illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for your disclosure. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Reasons for this Solicitation, page 5

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following disclosure:

           your assertion that NICE is Verint's "closest peer" (page 5);
           your disclosure that for fiscal years 2016, 2017 and 2018 company management "has failed to meet a variety of financial targets' set by the board under the company's executive bonus program (page 7);
           your belief that Verint's stock has underperformed as a result of operating two business units (page 8);
           your disclosure that Dr. Greene and Ms. Herscher "are both highly regarded software executives and public-company board members" (page 9);
           your disclosure that "Mr. Egan told Neuberger Berman that the Board was amenable to adding Ms. Herscher because Verint needed a woman on the Board" (page 10);
           your stated opinion that "Verint's Lead Independent Director lacks clearly disclosed key authorities to be effective in that vital oversight role" (page
10);
           your disclosure that on an earnings call in March 2018 Mr. Bodner indicated that
           "Verint did not intend to separate CIS and CES..." (page 10);
           your disclosure that at a meeting on December 7, 2018 Mr. Bodner stated that
           "...Verint's customers do not want to transition to the cloud, and that Verint had no intention to pursue a cloud-centric strategy for CES" (page 11);


4. We note your disclosure that only one of the company's independent directors has served as a senior executive of a software company. We note that Dr. Nottenburg served as president and CEO of Sonus Networks and that Mr. Egan appears to have served in senior roles at EMC Corporation. Please revise or advise.

5. Your characterization of the topic for the meeting in March 2018 described on page 10 suggests that the you and the company agreed that the company had issues of
       "underperformance, complex operating structure, and a lack of a detailed cloud strategy."
       Please revise, if true, to clarify that this was your view of the issues facing the company at that time.
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
May 1, 2019
Page 3

Background to the Solicitation, page 9

6. We note that the company has had female members of the board prior to Ms. Herscher.
       Thus, revise your disclosure on page 10.

7. Your disclosure in the first March 15, 2019 suggests that Mr. Egan decided to reject your potential nominees on his own, without input or discussions with other directors. Please revise to clarify whether you believe this to be the case and, if so, please provide us support for such disclosure.

8. Please provide us support for your disclosure of the reasons presented by Mr. Schassler in connection with his decision to withdraw from consideration for the Verint board.

Proposal 1: Election of Directors, page 19

9. Please revise the disclosure regarding Dr. Greene to clarify his business experience during the past five years. Your current disclosure is unclear about where he has worked during the past five years.

10. On a related note, please provide us support for your statement that Dr. Greene
       "possesses broad access to and acts as a trusted advisor to- senior financial services executives worldwide."

Additional Proxy Information, page 28

11. Please revise the disclosure under the caption "Revocation of Proxies" to clarify that a later-dated company proxy would also serve as a revocation of a previously-submitted proxy.

Form of Proxy Card

12. Please revise the form of proxy to clearly identify it as being preliminary. Refer to Rule
       14a-6(e)(1) of Regulation 14A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions